Exhibit 99.2

PROXY

TOP IMAGE SYSTEMS LTD.
52-004294-6

1 B.S.R. Tower, 2 Ben Gurion St.
Ramat Gan
Israel

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he will be unable to attend the meeting, Mr. Michael Schrader - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on December 14, 2015 at 10:00 a.m. (local time), and all adjournments and postponements thereof. The Record Date is November 4, 2015.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

Number	Brief description of resolution	Your vote1. Mark relevant box with an X.
The Board of Directors recommends that you vote "for" the following resolutions:
1.	to elect Izhak Nakar as a Director to serve until the next annual general meeting of the Company.		For	Against	Abstain
			☐	☐	☐
2.	to elect Donald Dixon as a Director to serve until the next annual general meeting of the Company.		For	Against	Abstain
			☐	☐	☐
3.	to elect Ido Schechter as a Director to serve until the next annual general meeting of the Company.		For	Against	Abstain
			☐	☐	☐
4.
to approve the amendment and restatement of the Company's Compensation Policy in the form attached as Exhibit A to the Proxy Statement, to replace the Company's present compensation policy in its entirety

			For	Against	Abstain
			☐	☐	☐
	4a	Do you have a Personal Interest, are you a Controlling Shareholder, are you a Senior Officer or are you an Institutional Investor?2		Yes	No
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
or circle relevant category: Controlling Shareholder, Senior Officer, Institutional Investor.
				☐	☐
5.	to approve the compensation for 2015 for Mr. Schrader, as described in Proposal No. 3		For	Against	Abstain
			☐	☐	☐
	5a	Do you have a Personal Interest, are you a Controlling Shareholder, are you a Senior Officer or are you an Institutional Investor?2		Yes	No
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
or circle relevant category: Controlling Shareholder, Senior Officer, Institutional Investor.
				☐	☐
6.	to approve the supplemental compensation for Directors (other than Mr. Nakar), as described in Proposal No. 4		For	Against	Abstain
			☐	☐	☐
7.	to approve the supplemental compensation for 2015 for Mr. Nakar, as described in Proposal No. 5		For	Against	Abstain
			☐	☐	☐
8.	to approve the M&A bonus for Mr. Schrader, as described in Proposal No. 6 and in the agreement the form of which is attached to the Proxy Statement as Exhibit B.		For	Against	Abstain
			☐	☐	☐
	8a	Do you have a Personal Interest, are you a Controlling Shareholder, are you a Senior Officer or are you an Institutional Investor?2		Yes	No
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
or circle relevant category: Controlling Shareholder, Senior Officer, Institutional Investor.
				☐	☐
9.	to approve the M&A bonus for Mr. Nakar, as described in Proposal No. 7 and in the agreement the form of which is attached to the Proxy Statement as Exhibit C.		For	Against	Abstain
			☐	☐	☐
	9a	Do you have a Personal Interest, are you a Controlling Shareholder, are you a Senior Officer or are you an Institutional Investor?2		Yes	No
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
or circle relevant category: Controlling Shareholder, Senior Officer, Institutional Investor.
				☐	☐
10.	to approve the M&A bonus for Mr. Nelk, as described in Proposal No. 8 and in the agreement the form of which is attached to the Proxy Statement as Exhibit D.		For	Against	Abstain
			☐	☐	☐
	10a	Do you have a Personal Interest, are you a Controlling Shareholder, are you a Senior Officer or are you an Institutional Investor?2		Yes	No
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
or circle relevant category: Controlling Shareholder, Senior Officer, Institutional Investor.
				☐	☐
11.	to approve the M&A bonus for Mr. Fresneda, as described in Proposal No. 9 and in the agreement the form of which is attached to the Proxy Statement as Exhibit E.		For	Against	Abstain
			☐	☐	□
	11a	Do you have a Personal Interest, are you a Controlling Shareholder, are you a Senior Officer or are you an Institutional Investor?2		Yes	No
If you answered "yes" and have a Personal Interest, detail your Personal Interest:_____________________________________________.
or circle relevant category: Controlling Shareholder, Senior Officer, Institutional Investor.
				☐	☐
12.
to extend the appointment of Kost, Forer, Gabbay & Kasierer as the independent public accountants of the Company until the next annual general meeting of the Company and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the Audit Committee.
			For	Against	Abstain
			☐	☐	☐
Name of Shareholder in BLOCK LETTERS ___________________________	For individuals: Israeli ID no. or Passport No. and Country of Issue _____________________________	For individuals: validity date of passport ________________________	For corporations: No. of registration ________________________	Signature

1 If not marked, will be regarded as an abstention.

2 The votes of Shareholders that do not indicate (where such information is elicited)whether they are Controlling Shareholders or have a Personal Interest will not be counted on that issue.   The votes of Shareholders who indicate that they have a Personal Interest but do not specify the Personal Interest will also not be counted on that issue. The vote of a Shareholder which does not indicate (where such information is elicited) whether it is a Senior Officer or is an Institutional Investor will be counted on that issue.